UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

Lantronix, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

516548 20 3
(CUSIP Number)

ADAM W. FINERMAN, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 516548 20 3

1	NAME OF REPORTING PERSON TL Investment GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,878,396
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,878,396
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,878,396
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 516548 20 3

1	NAME OF REPORTING PERSON Bernhard Bruscha
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,5111
	8	SHARED VOTING POWER 5,878,3962
	9	SOLE DISPOSITIVE POWER 88,5111
	10	SHARED DISPOSITIVE POWER 5,878,3962
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,966,907
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON IN

1 Consists of direct beneficial ownership of 88,511 shares of common stock issuable upon exercise of stock options held by the Reporting Person, which are exercisable within 60 days of the date hereof.

2 Represents shares of common stock held directly by TL Investment GmbH, of which the Reporting Person is the sole owner and one of two managing directors.

CUSIP NO. 516548 20 3

1	NAME OF REPORTING PERSON Manfred Rubin-Schwarz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 383
	8	SHARED VOTING POWER 5,878,3961
	9	SOLE DISPOSITIVE POWER 383
	10	SHARED DISPOSITIVE POWER 5,878,3961
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,878,396
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.8%
14	TYPE OF REPORTING PERSON IN

1 Represents shares of common stock held directly by TL Investment GmbH, of which the Reporting Person is the sole owner and one of two managing directors.

CUSIP NO. 516548 20 3

Introduction

This constitutes Amendment No. 7 to the statement on Schedule 13D, filed on behalf of TL Investment GmbH, a limited liability company organized under the laws of Germany (“TL Investment”), Bernhard Bruscha, a citizen of Germany (“Bruscha”), and Manfred Rubin-Schwarz, a citizen of Germany (“Rubin-Schwarz,” and together with TL Investment and Bruscha, the “Reporting Persons”), dated November 10, 2008 (as amended, the “Statement”), as amended by Amendment No. 1 thereto, dated December 8, 2008, by Amendment No. 2 thereto, dated June 12, 2009, by Amendment No. 3 thereto, dated August 19, 2010, by Amendment No. 4 thereto, dated August 19, 2010, by Amendment No. 5 thereto, dated August 11, 2011 and by Amendment No. 6 thereto, dated December 7, 2011, relating to the common stock, par value $0.0001 per share (the “Shares”) of Lantronix, Inc. (the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged and capitalized terms used herein but not otherwise defined herein shall have the meaning as set forth in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The aggregate purchase price of 1,685,709 Shares acquired by TL Investment since the filing of Amendment No. 6 to the Schedule 13D is approximately $4,687,063.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 14,394,547 Shares outstanding, which is the total number of Shares outstanding as of the date hereof based on information obtained from the Issuer, plus 1,605,709 Shares acquired from the Issuer by the Reporting Persons pursuant to the Purchase agreement and 2,200,000 Shares the Issuer has agreed to sell in a public offering scheduled to close on May 1, 2012.

As of the close of business on April 26, 2012, TL Investment owned directly 5,878,396 Shares, constituting approximately 40.8% of the Shares outstanding.  By virtue of their relationships with TL Investment, each of Bruscha and Rubin-Schwarz may be deemed to beneficially own the Shares owned by TL Investment.

As of the close of business on April 26, 2012, Bruscha beneficially owned 88,511 Shares underlying Stock Options that are exercisable within 60 days of the date hereof which, together with the 5,878,396 Shares owned by TL Investment that Bruscha may also be deemed to beneficially own, constitutes approximately 41.2% of the Shares outstanding.

As of the close of business on April 26, 2012, Rubin-Schwarz owned directly 383 Shares which, together with the 5,878,396 Shares owned by TL Investment that Rubin-Schwarz may also be deemed to beneficially own, constitutes approximately 40.8% of the Shares outstanding.

Item 5(c) is hereby amended to add the following:

(c)           As described in further detail in Item 6, on April 25, 2012, the Reporting Persons acquired from the Issuer an aggregate of 1,605,709 Shares for a purchase price of $2.8025 per Share in a private placement transaction.  There were no additional transactions by the Reporting Persons in the past 60 days.

CUSIP NO. 516548 20 3

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 24, 2012, TL Investment entered into a purchase agreement with the Issuer pursuant to which the Issuer sold 1,605,709 Shares to TL Investment effective April 25, 2012.  The aggregate purchase price for the acquired Shares was $4,500,000.  A copy of the purchase agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Purchase Agreement by and between Lantronix, Inc. and TL Investment GmbH, dated April 24, 2012.

CUSIP NO. 516548 20 3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 26, 2012

TL INVESTMENT GMBH

By:	/s/ Bernhard Bruscha
Bernhard Bruscha
Managing Director

/s/ Bernhard Bruscha
Bernhard Bruscha

/s/ Manfred Rubin-Schwarz
Manfred Rubin-Schwarz